EXHIBIT 4.16

English Summary of the 1st Amendment to the Line of Credit Agreement between Banco do Brasil and Ipiranga Produtos de Petróleo S.A., dated March 8, 2013

The agreement amends the maturity date and interest rate of the R$500 million Line of Credit Agreement (“Line of Credit Agreement”) between Banco do Brasil S.A. (“Banco do Brasil”) and Ipiranga Produtos de Petróleo S.A. (“IPP”), dated March 26, 2010. The maturity date of the amounts drawn down under Line of Credit Agreement were extended from March 8, 2013 to February 21, 2016, at which date IPP is required to pay all outstanding principal and accrued interest. All amounts drawn down under the Line of Credit Agreement will bear an annual fixed interest rate of 104.3% of the interbank deposit rate (CDI), as calculated therein. The principal amount will be paid in two installments, the first on February 21, 2015, in the total amount of R$333.3 million, and the second on February 21, 2016, in the total amount of R$166.7 million. Interest payments will be made on each date on which the principal is repaid. All other provisions set forth in the Line of Credit Agreement remain unaltered.